Filed by D8 Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: D8 Holdings Corp.

Commission File No. 333-257055

Date: July 8, 2021

On June 17, 2021, Adam Sachs, the Co-founder and Chief Executive Officer of Vicarious Surgical Inc., participated in an interview with Josh Jennings of Cowen Inc. A copy of the transcript of the interview is set forth below:

Panel Name: Robotics

Event: Cowen 6th Annual FutureHealth Conference

Date: June 17, 2021

<<Josh Jennings, Analyst, Cowen and Company>>

Hi, good morning. Welcome to the next medical devices panel. It’s the 6th Annual Cowen FutureHealth Conference. I’m Josh Jennings from the Medical Devices Team representing my teammates Brian Kennedy, Neil Chatterji and Eric Anderson. We are very excited and grateful to have the CEO of Vicarious Surgical, Adam Sachs joining us this morning to answer a lot of our questions that give us an update on their exciting robot, surgical robot that definitely fits into the theme of the conference because we believe that as a very good opportunity to play a big role in the future of robotics surgery well into the out years. But Adam, thank you so much for joining us today, participating in the conference, looking forward to a great discussion.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Thanks so much, Josh. I’m so excited to be here and it’s been a great conference so far. So by the way, I’m Adam Sachs, Founding CEO of Vicarious Surgical. Just a little bit of background about me. I am a robot assistant biomedical engineer. I studied at MIT same as my Co-Founder Sammy Khalifa. And we have both worked at Apple for a little while, but pretty quickly decided that this company was our passion and started this company seven years ago. And I’ve been working on it ever since then. It’s been an incredible thrill the past few months to be able to take what we’ve been working on in the background and felt for a long time and really be able to share it with the world. So I’m excited for today. I think we’ve also prepared a short video as well for those who haven’t seen it. Now, we can share. Josh, is it okay if we just kick that off?

<<Josh Jennings, Analyst, Cowen and Company>>

That would be great. I think it will just help us kind of start to get a bit foundation and help us understand visually some of the highly differentiated unique features and capabilities of the Vicarious Surgical system. So that’s a great start and then we can dive into some of the other topics.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

All right.

[Video Presentation]

<<Josh Jennings, Analyst, Cowen and Company>>

Well, thanks for sharing that Adam that I think that demonstrated a number of the differentiating features and capabilities of the system. And then maybe to just expand on that if you could just and maybe verbalize as we hope to understand some of those features that we just saw and maybe compare them to some of the shortcomings of a legacy surgical robotic systems of what Vicarious Surgical robot is solving for relative to the incumbents in this space.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yes, for sure. So I think it’s actually pretty helpful if I can to take a step back even to before surgical robots to open surgery. So, open surgery is of course the original way that surgery is performed where a surgeon takes a scalpel and quite literally opens up the patient we’re talking about abdominal surgery here, so opens up the patient’s abdomen.

They can see with their own eyes, they can operate with their own hands, but unfortunately about 20% of open surgery patients end up with a complication. That’s a failure of the incision to heal properly. That ends up resulting in the patient needing an additional surgical procedure to correct that. So that’s what minimally invasive surgery is all about, that’s what existing surgical robots are all about the idea that if you make three to five small incisions in the patient’s abdomen, they heal much more readily driving complications from 20% down to 1%.

But unfortunately they also require the surgeon to triangulate from multiple incisions to a single point in the abdomen. So when you talk about some of the challenges of legacy surgical robots, it really is about the setup and the fact that to me as a roboticist, what this all means is that the surgeon needs to find the kinematic profile of the robot for every procedure based on where they put the incisions, because the motion is pivoting about the incision sites and based on where they want to operate.

So there have been some companies that have come out with single port robots as well with the vision that if you put everything in through one incision then you could get away from a lot of these complications. But unfortunately with those single port robots, you end up with a number of other challenges because they’re all built on flexible robotics technology. So they all have incisions that are too big at 25 millimeters, 2.5 centimeters or greater leading to complication rates that are almost 10% starting to get back up for an open surgery. And they also have very tiny operating areas and low forces and very limited capabilities. So the result of all of this is that two decades into robotics and four decades in the minimally invasive surgery, we’re doing mostly open surgery with only 3%, 3.2% of surgery being performed with robotic techniques today.

So we really believe that in order to get past this, we need something that that really doesn’t just solve one or two of the challenges, but there are 5 or 10 major challenges with robotics today everything from cost ergonomics workflow in – of set up workflow during the procedure and all of these really add up quickly. And we really believe you need to solve all of them to actually achieve a widespread adoption of surgical robotics. So…

<<Josh Jennings, Analyst, Cowen and Company>>

Right, great just the more foundational info for this discussion, sorry, did I interrupt you?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

No, no, sorry. Do you want me to dive into what we’re doing?

<<Josh Jennings, Analyst, Cowen and Company>>

Yes, absolutely, absolutely.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

All right. So our system is – essentially when we started this company seven years ago, we realized pretty quickly that we had this vision. It’s actually – it is based on a movie Fantastic Voyage. It was the inspiration for this. I am sure that – I don’t think publicly with anyone. But this movie from, I think it was ’60s where surgeons are or doctors are shrunk down at Sci-Fi and injected into the body of a patient, so that they’re the perfect size to operate. And that’s been the vision, but we pretty quickly realized that there was no robotic technology that could achieve that, that flexible robots are too large and too weak and have too little mobility and multiport robots – sorry rigid robots have something called coupled motion. So every joint that you move in a rigid surgical robot also move to solve the other joints.

And what that means is that you end up with this exponential build-up of force joint by joint as you go through the arm, that’s why legacy surgical robots are stuck with just a wrist inside the abdomen, just three degrees of freedom with 1 millimeter diameter steel control cables. Whereas we’ve fully decoupled the motion, we have nine degrees of freedom inside the body with half millimeter diameter slippery polymer cables, vastly improving the surgeon’s capability and allowing them to work anywhere from any incision site facing in any direction, all through a 15 millimeter or 1.5 centimeter incision, but also at the same time, significantly reducing the cost and complexity in the system overall.

<<Josh Jennings, Analyst, Cowen and Company>>

So solving a number of the challenges that you listed in. But it is remarkable about how long robotics have been to play in just low single digit penetration of the market opportunities. Obviously, as these challenges are solved, we expect – your team expects that there will be deeper penetration with robotic systems. And I know your team has done some market research work and just thinking of the pent-up demand for robotics that’s out there thinking about that low single digit penetration that you cited. Do you think the pent-up demand for a new system will come from current robotic users that are looking for a better platform or non-users?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yes. So, it's a really good question. So it's one that we spend a lot of time thinking about. I'll say before I answer it, I’d also like to note that – I think there is kind of two questions, right? There's what the demand is and also what we're targeting. And I think there is demand from both of those, but at the end of the day, the incumbents here have 3% of the market and they're doing good minimally invasive surgery. Over 50% of the market is open surgery. So from an ethical opportunity, a financial opportunity if anything, all of the clear opportunity in front of us is primarily in non-robotic procedures that we are – procedures that would have been done with large incisions and open surgery that we can move and convert away to robotic surgery, growing the whole market rather than fighting frankly with large incumbents of over the 3% slice.

That being said, I think the answer is both. There is demand in both. Existing surgical robots are priced at a huge premium. And that premium pricing has led to some amount of existing demand and hospitals that have been unable to acquire the technology due to cost. But also there’s sort of a huge ring as we look at it. You have the center of hospitals that have a few robots and then out of that is hospitals that run robots. And then there’s this very large slice of hospitals and surgical practices that are completely non-robotic today. And that’s our main focus and that’s where a huge amount of the demand in our market research has been.

<<Josh Jennings, Analyst, Cowen and Company>>

That makes a ton of sense. And thinking about the challenges and the shortcomings of some of the incumbent systems, there have been some public comments by some new players, particularly Johnson & Johnson and Medtronic about their development programs and your surgical robotics platforms. There’s not a ton in the public domain, but just in terms of what your team has learned or you’ve learned, and thinking about the advantages of the Vicarious Surgical robot’s current systems, how confident are you that those advantages will still hold up? I guess what’s in development or what’s coming down from the pipelines with some of these incumbents where new entrants into space?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yes, it’s – so I think that there is a few different paths of development here that are all relevant. We’re fortunate to be in a space where – well, in some ways fortunate for this question, fortunate, where it’s 5 to 10 year development cycle. And therefore, you can give very good insight into what competitors are doing with intellectual property as well as with, of course, their public disclosures in the case of a number of these companies.

So I think we have pretty good insight and knowledge and have multiple full-time people to track this stuff. So the new entrants we primarily categorized into two categories, one is multiport systems that we believe are primarily targeting Intuitive’s market. So there are a few of these that are good examples. I think the two that you mentioned J&J and Medtronic are both in that camp. They are multiport surgical robots that are targeting that couple percent slice for a variety of reasons. I think one could reasonably assume significantly due to revenue loss around consumables. The rest of them are, which is a much, much smaller group is targeting doing single port approaches and most of those are based on flexible robotic techniques as well.

So they’re large incisions. The smallest of them that what we’ve seen is 25 millimeters then they go up from there. And they have limited capability, or we’re not aware of anybody else with anywhere near the ability to operate that we have. It was nine degrees of freedom, 28 sensors in each arm, measuring force and position at every joint and our cost structure that comes from those decoupled actuators.

<<Josh Jennings, Analyst, Cowen and Company>>

Excellent. And then I think one of the interesting elements of the Vicarious Surgical story or intriguing elements I should say where that’s interesting, it’s just the talent that you’ve been able to recruit some of the investors that have come in private realms. But maybe you can talk about how you build out your team and maybe clearly we usually think about veteran of players into the med-tech space joining the efforts of a company as a validation signal. And maybe if you could talk about the teams that you build out and how validating you believe their joining has been for you?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yes. I personally consider this my main role, right. It’s – there’s a couple things that I think are my role, but the biggest chunk is building out and growing an amazing team that can execute on our vision. And I think like you said, the experience level of the members of the team is something that is incredibly important, especially in such a nuanced and complex industry that there is huge advantage to having a decade plus including multi-decade experience levels and individuals in a company. So everything from our existing investor base of really incredible investors and including former Auris investors and all the way through in our Executive Chairman, David Styka, who was an operational leader at Auris for a long time, all the way through their $6 billion acquisition by J&J having Paul Hermes, who ran the entire Medtronic robotics program as one of our key advisors.

And then our core leadership team is primarily split between a public company experience as we go public, of course, that’s incredibly important, both GC and CFO for medical devices, I should note. And then the rest is robotics experience kind of married with medical device expertise. So, we’ve been able to pull incredible industrial roboticists leaders from a variety of medical device companies who have worked on other surgical robots before. And frankly, this incredible team – the entire technical side led by my co-founder Sammy is really what’s allowed us to execute over the last seven years.

<<Josh Jennings, Analyst, Cowen and Company>>

Excellent. Going back to the system and one of the capabilities is the data collection during the procedure you got, your team has talked about and maybe help us better understand the value of these data, your strategy to leverage these data, to enhance the offering. And one of the things that we’ve heard from Vicarious as well as other robotics teams is that this data could eventually allow interoperative surgeon feedback. I mean is that the primary kiosk that’s kind of data capturing initiatives and what else could we see evolved in the platform through this data capture?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yes, so, obviously for any company today, data is an incredibly important part of the mission. I will say I think a lot of people kind of have – a lot of other companies have looked at ways to add data capture into their platforms rather than build their platforms around data capture, which it can provide something, but it is much, much more limiting than actually building a platform truly around data capture. And the goals of data capture are – there are a few goals here.

First is interoperative feedback, like you mentioned. So, we measure force and position at every joint in real-time in the body. We can have 28 sensors per arm compared to zero for essentially everybody else. And as you can tell from the image behind me, I have broken away from chip on a stick where we’re trying to cram as much sensing as we possibly can in the very tip of laparoscope. We have this wide pill that has two eyes placed far apart, three LEDs per eye with adjustable multi-spectral imaging. We have the ability. We map everything in 3D in real-time. So we measure every force, every position, every movement and the tissue all in real-time during the procedure. And we use this to provide the surgeon feedback during the operation giving them interoperative feedback to allow them to do better procedures.

But I think the more important pieces is the long-term vision that we really believe in and we’re aiming for. So we really believe that long-term, there is an attainable goal of automation and surgery that is frankly much closer than a lot of other types of automation. So, if you look at something like a self-driving car, the real value of a self-driving car is only realized when you completely remove the human from driving the car, but that’s not true in surgery. In fact, a huge chunk of the value is realized just by removing 30 minutes of the surgeon’s time and letting the physicians system perform that part of the procedure. And adding automation and safety can enable this in a way that is a lot closer than I think that a lot of people imagined yet. Yes, true automation, no human in the OR of surgery. And I’m not sure I’m going to see that in my lifetime. By removing the surgeon proportions of the procedure, similar model to anesthesia, that’s already being implemented today is entirely achievable in the relatively near future.

But to bring it back to your question here, what it requires is the proper data capture. We really believe the kind of use this metaphor tends to limit that a lot of the other surgical robotics companies are trying to automate Toyota Camry. And really you need to build out the LiDAR, the RADAR, the computer vision, all of the sensing for us that the force feedback and positional feedback in real time.

In order to collect the data that you need, both in a big data sense, so that we can make the correct decisions and couple of the outcomes, but also intraoperatively. So that the system can make a real time choices that as it proceeds and with the same information that we’re giving to the surgeon.

<<Josh Jennings, Analyst, Cowen and Company>>

That’s a great download, feeds right into our conference team, with the future of health, future of robotics but there is a lot in the pipeline, it sounds like over a team at Vicarious Surgical. We talked about like the validation signal earlier with ability of your team and any of Vicarious story, but your system achieve breakthrough designation explained by the FDA that all these surgical robotic systems that’s being given FDA – a breakthrough designation by the FDA. I am just curious like – how deeply delve into the development details of Vicarious Surgical robot to make the assessment – what steps the Vicarious’ team takes to get that designation?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah. So to achieve a breakthrough designation, you need a number of them, but it’s primarily focused around being able to do – being able to achieve better clinical outcomes in a life saving, or meaningfully life improving way due to the fundamentals of your technology. So we had to prove to the agency both pieces of that. So what that meant for us is demonstrating with primarily existing clinical data. The relatively poor outcomes of existing abdominal wall reconstruction which is a huge market, almost a million cases per year in the United States alone.

And then most of them are repaired with techniques that results in 20% recurrence. So we are able to do a technique that results in much, much lower recurrence, down to at most 4% from 20% in a technique that is practical and cost-effective for surgeons. And that is due to the flexibility to those nine degrees of freedom due to the decoupled actuators.

So in the review, the agency wants to know the clinical benefits, but then they also dug into why we’re able to achieve those clinical benefits and understanding that it’s not some small change that we made, but rather it’s a major architectural change based on a fundamental technology difference. So we demonstrated all of that to the agency and they agreed.

<<Josh Jennings, Analyst, Cowen and Company>>

Excellent. And just sounds like your team has key data as we suspected and maybe have some deeper diligence and we would have understood before this discussion, which is knowing what you know about some of the pipeline robots out in the space. Would you expect the Vicarious robot to remain robotic services which breakthrough designation and why and why not?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

It’s something that we think about. I disappointingly don’t really have the answer. I’ll say that there are other novel robotics platforms out there. Most of the interesting novel ones are they like whether or not they achieve breakthrough designation. They might because they’re, even if we’re much further along than they are. They are developing interesting things. Most of them are every single one that we’ve seen is targeting a small, separate niche markets out. There are some, stroke for example, or things that are in very different markets than we’re looking. And those are where a lot of these more interesting opportunities that we’ve seen why.

<<Josh Jennings, Analyst, Cowen and Company>>

Great. Well, your – Vicarious Surgical’s first indication is ventral hernia repair and how do you think potential early adopters for you system are? I think that we’ll think about this as full spectrum of utility apart commercialization is first indication, the pathway be apparent we’re making the initial adoption decision, not just for the surgeon, but for the hospital’s value analysis, maybe it’s C-suite decision makers. It sounds like what you presented to the FDA to either build even more data, but just wanted to get a sense of – as you are get approval and thinking about the commercial execution stage, how will you guys pave paths to get through these committees and drive adoption.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah, so it’s an incredibly important piece of any adoption. And it’s kind of one of the things that I talk about when I say checking like all the boxes for the surgeon and the patient in the hospital, given that VACs have increasing influence and power in a hospital, or an incredibly important piece of our healthcare system. So in order to justify a purchase, there are a good number of centers that we believe just around ventral hernia have the volume to justify purchase, right? It’s not, out of the 80,000 operating rooms in the United States approximately. It’s nowhere near that number, right? But is it enough to fuel our first year or two of growth? Absolutely it is. I’m talking about a total of a bit over 100 units in the first two years.

That being said, the ventral hernia is just a stepping stone and we’re making it very clear to hospitals and surgeons who are investing their capital and time into our technology, that we are developing additional indications. And within a year, we will launch multiple additional tools and multiple additional indications to be able to do not only multiple things in general surgery but that ecology as well.

<<Josh Jennings, Analyst, Cowen and Company>>

It’s great to hear. And then just some of that development work or maybe the tool side anything you can share about the timing of the commercialization or specific clips and vessel sealing, or any other tools or any factors that you want to talk about, or maybe it’s too early to discuss now?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Clips and vessels sealing are 2024.

<<Josh Jennings, Analyst, Cowen and Company>>

2024, great. And the manufacturing, fully disposable sterile portion of that system, you’ve talked in the public domain about just the manufacturing cost altogether is just being much lower. And I mean, has your competitors to either try and drive cost efficiencies in their manufacturing process. How big of it do you think is in place now and where Vicarious Surgical maintain that cost of goods advantage – low manufacturing cost advantage well into the…

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

So – but there is – the two pieces of this are CapEx and consumables, right? And I think your question is more on consumables, but it’s half our CapEx is an incredible cost advantage. That’s fundamental to the architecture of the capital equipment. We have and we take four giant industrial robots and turn it into a primarily non-robotic support structure, because of the amount of capability that we’ve moved inside of the body. So conservatively, the cost is 5 to 10x lower for our capital. And that’s comparing mass production for our competition to power costs today for the systems in our office today.

That being said, consumables are less of night and day order of magnitude difference, but still a pretty significant fundamental difference because of the decoupling, because we’ve removed that exponential build-up of force. We not only use high performance polymer cables, but also parts throughout the arms. The metal parts are primarily just bearings and pins here and there, as well as the very tips of the end effector. And the rest are made out of a high-performance polymers that are 3D printed and injection molded.

So our cost structure and cost advantage is pretty significant. We’re leveraging it though primarily for the disposable aspect, rather than just recouping all of the financial reward for ourselves to make hospitals lives easier and decreased our barrier to adoption. Now, I’ll say that that gives us a huge window if competitors come out with lower cost instruments for us to go with a reposable model, similar to competitors if we ever wanted to and capture nearly an additional 10x cost benefits there. It is always available. We prefer to keep the disposable model.

<<Josh Jennings, Analyst, Cowen and Company>>

A lot of optionality there, but favorable setup it sounds like end up sticking on just the – as you guys are thinking about commercialization stage through international opportunity, it’s the first indication in your case – repair outside of the U.S. is much bigger than the U.S. volumes. And how do you think about the international opportunity, but balancing the thrust into U.S. At what point, the expansion makes more sense for Vicarious Surgical?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

So the international opportunity is pretty incredible, especially the opportunity in Asia is probably one of the most interesting out of all. We’re doing U.S. first, but in our formal timeline, we are launching internationally about two years after our initial launch. One of the reasons though that we’re incredibly excited to be partnering with D8 is because of their deep experience and connections in medical devices in Asia. So we’re currently in conversations with a number of people that they’ve introduced us to talking about ways that we can bring clearances in Asia forward significantly as well as commercial launch forward. It’s a huge market opportunity. It’s for three or four times the U.S. market opportunity total. So we’re incredibly excited about it, even if our plan of record is U.S. That being said, even by 2027, with the financials that we’ve publicly shared, that the mix is still over 90% U.S. revenue.

<<Josh Jennings, Analyst, Cowen and Company>>

And just thinking again I hope talent into the commercial era, how should investors think about levers and the dynamics for the use of Vicarious Surgical robot, I mean, advantages or disadvantages relative to the incumbent robotic systems could be in play.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

So reimbursement is one of the more interesting dynamics of surgical robots as you know. It’s – there are kind of two ways to look at this. One is the conventional way of getting a code specifically for your technology, or actually more applicably, more accurately a procedure that’s performed with your technology. That has not been achieved generally with surgical robots, so that’s been tried and not been successful.

I’ll say we do have a window at this because of the combination of our clinical benefits that led to the breakthrough designation and the breakthrough designation itself as well. But it’s not our plan of record. And we’re including none of those assumptions in our – anything that we do for any of the decisions that we make. The main way that this is reimbursed is via the procedures that are performed under existing codes for those procedures. So ventral hernia repairs are really good example. And a simple hernia repair is reimbursed surgeon plus hospital payment, then outpatient setting with Medicare at about $5,000. And you can bump that up well over $10,000 by doing an advanced abdominal wall repair.

And unfortunately though the time it takes and the tools and consumables that we use with today’s techniques, more than eat up that cost differential and make it a significant negative ROI for most hospitals. So with our technology and our platform, we can do that advanced abdominal wall reconstruction in a similar amount of time to the simple hernia repair, generating much better reimbursement and revenue for the hospital all with better outcomes for patients. And that’s how we think about it today, rather than fighting for additional codes which has been fought and lost by our competitors, focusing on existing coding and fitting into better procedure options within those existing codes.

<<Josh Jennings, Analyst, Cowen and Company>>

I appreciate. Yes, that’s an interesting dynamic just being able to enable surgeons to do more complex surgery more efficiently and effectively amidst CAP-driven higher reimbursement starting place, but thanks for sharing that.

I wanted to spend some time here as we’re moving through end of the discussion, on the regulatory path. And talking about that after the commercialization era is a little bit chronology isn’t perfect here. But I wanted to ask about just 510(K) pathway that Vicarious Surgical is pursuing competitors in this field indicates last year they were shifting to de novo clearance pathway, de novo 510(K). May be stress the regulatory path the Vicarious Surgical on relative to that competitor and why that path accentuates for you guys?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yes. So, we’ve all seen the agency kind of become increasingly strict. And we have an amazing regulatory team internally, some external advisers, external counsel. I mean, no shortage of people who’ve literally cleared surgical robots through the FDA working with us. And our analysis is that the main thing that the FDA has been frustrated with cracking down on is broadened clearance, it’s general tools, claims, or even general abdominal tools claims anything that is particularly broad rather than narrow and procedure specific.

So, we believe that with a 510(K) pathway, we can get through clearance for ventral hernia repair and frankly, ventral hernia repair alone, due to the hazard analysis and risk profiles of our technology. And as always, what it comes down to, I will say that while we’re confident that we can prove our device is safe and effective for ventral hernia repair.

With that at the end of the day the FDA makes the decision on clearance. And we will provide the agency with the information they need to make that decision. So worst case scenario, though, these are typically very small clinical trials. Then they take a couple of months not multi-years in order to complete.

Now there’s an exception to that. And the exception is like our competitors, if you want to start, instead of doing indication by indication, as you can see on our website, just kicking it right off with a broad general abdominal tools plan. And that’s what the agency has said, that they want a ton of additional clinical data for.

So, there is an option to provide that, but through a much more complex regulatory pathway. And as a small company with such a clear ability to have a mandate in one indication, especially an indication with a pretty safe risk profile, we’re excited to target that person and feel that the FDA will be comfortable with that.

<<Josh Jennings, Analyst, Cowen and Company>>

Great. Just thinking about V&V and other data that you collecting for the U.S. submission, any help just thinking about the size the dataset how many patients will be needed for the data collection? And clear view what your team share this data at some point before commercial launch or after submission, in terms of what’s special?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

We will probably share a chunk of the data when exactly I’m not sure. But frequently is important to supporting a commercial launch. And we intend to do some post-market studies as well in order to collect additional data to support our launch. There is a lot of pieces of V&V, everything from EMC testing to submitting it. I think that the most interesting piece is not all the lab invention and testing that that we have to do, which is a time there everything from biocompatibility, sterility, the list goes on and on.

But that the most interesting to me is summative testing. So summative is novice, novice meaning, novice to our technology, operative teams, a minimum of 15 subjects and bringing these teams through our training, giving them decay period to quite literally forget our training. And then they have to use our device safely and correctly throughout a procedure entirely on their own without our support. And that’s what’s really validating, right. When we talk about the second really. It really is to me that the most meaningful validation is that you can do everything. You can do the training, and then without additional support in the operating room, they can use our technology and our robot to perform an effective procedure.

<<Josh Jennings, Analyst, Cowen and Company>>

Excellent. Maybe just to – we can end this here, we’ll have one minute plus left, but just maybe always great to hear from surgeons I know this may be through Vicarious Surgical’s plan, but just a feedback you have gotten to data, recurrent surgeon interested in participating in some of this development work that we just talked about. Maybe you could just share some anecdotal feedback in the surgeon interest level and it would be great place to end this discussion.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yes, so my favorite feedback is when we hear, which we do, can I use this today? That is a question that we get, and it’s an awesome question. And the answer is always, no, we need to ensure that we go through the correct process and pathway here. But we’ve also done extensive market research, 20 surgeons, plus 20 hospital administrators in a blinded study that was run by one of the leading firms in the industry. And we actually, when we kick this off, we never even intended to share it. It was for our own research. But the results were incredible. We were 95th percentile in numeric ranking for any study performed by this firm, we were ranked a 4.8 out of 5 against manual, minimally invasive surgery, and a 4.2 out of 5 against legacy surgical robots. And ratings above four are in the category that they call a very easy sell and a major technological breakthrough.

<<Josh Jennings, Analyst, Cowen and Company>>

That’s fantastic feedback. And as we run to the end of discussion here. Thank you for joining our future health conference this year. Looking forward to participate future calendar events down the line. I have learned a lot today and we are very excited to be able tell all about the progress. Thank you, Vicarious team and the attendees, investor attendees who have dialled-in. And everyone have a great rest of the day. And thanks again.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Thanks so much Josh and everybody.

[End of Transcript]

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of D8 Holdings Corp. (“D8 Holdings”) for their consideration. D8 Holdings has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement and will include a definitive proxy statement to be distributed to D8 Holdings’ shareholders in connection with D8 Holdings’ solicitation for proxies for the vote by D8 Holdings’ shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, D8 Holdings will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. D8 Holdings’ shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with D8 Holdings’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about D8 Holdings, Vicarious Surgical Inc. (“Vicarious Surgical”) and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by D8 Holdings, without charge, at the SEC’s website located at www.sec.gov or by directing a request to D8 Holdings, at Unit 1008, 10/F, Champion Tower, 3 Garden Road, Central, Hong Kong.

Participants in the Solicitation

D8 Holdings, Vicarious Surgical and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from D8 Holdings’ shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of D8 Holdings’ shareholders in connection with the proposed business combination is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). You can find more information about D8 Holdings’ directors and executive officers in D8 Holdings’ Annual Report on Form 10-K/A, filed with the SEC on May 24, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Vicarious Surgical’s and D8 Holdings’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Vicarious Surgical and D8 Holdings. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of D8 Holdings or Vicarious Surgical is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Vicarious Surgical; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Vicarious Surgical’s ability to manage future growth; Vicarious Surgical’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its products; the effects of competition on Vicarious Surgical’s future business; the amount of redemption requests made by D8 Holdings’ public shareholders; the ability of D8 Holdings or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in the Registration Statement under the heading “Risk Factors,” and the other documents filed, or to be filed, by D8 Holdings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Vicarious Surgical nor D8 Holdings presently know or that Vicarious Surgical and D8 Holdings currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Vicarious Surgical’s and D8 Holdings’ expectations, plans or forecasts of future events and views as of the date of this communication. Vicarious Surgical and D8 Holdings anticipate that subsequent events and developments will cause Vicarious Surgical’s and D8 Holdings’ assessments to change. However, while Vicarious Surgical and D8 Holdings may elect to update these forward-looking statements at some point in the future, Vicarious Surgical and D8 Holdings specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Vicarious Surgical’s and D8 Holdings’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.